UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Southland Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

84445C 100

(CUSIP Number)

Rudolph “Rudy” V. Renda

1100 Kubota Drive

Grapevine, Texas 76051

Tel: (817) 293-4263

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84445C 100

1	NAME OF REPORTING PERSON Rudolph “Rudy” V. Renda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned By Reporting Person With	7	SOLE VOTING POWER 3,379,311 (1)
	8	SHARED VOTING POWER 2,703,451 (2)
	9	SOLE DISPOSITIVE POWER 3,379,311 (1)
	10	SHARED DISPOSITIVE POWER 2,703,451 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 6,220,560 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.0% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents 3,517,109 shares of common stock, par value $0.0001 per share (“Common Stock”), of Southland Holdings, Inc. (the “Company”) held directly by the Reporting Person.
(2)	Represents (i) 1,351,725 shares of Common Stock of the Company held by the Rudolph V. Renda, Jr. 2015 Irrevocable Trust, (ii) 675,863 shares of Common Stock of the Company held by the Angelo Joseph Renda Trust and (iii) 675,863 shares of Common Stock of the Company held by the Lola Sofia Renda Trust. The Reporting Person may be deemed to have shared voting and/or dispositive power over the shares of Common Stock of the Company held by the Rudolph V. Renda, Jr. 2015 Irrevocable Trust, the Angelo Joseph Renda Trust and the Lola Sofia Renda Trust as Trustee of each such trust.
(3)	Based on 44,407,831 shares of Common Stock of the Company outstanding on February 14, 2023 immediately following the consummation of the Business Combination (as defined below), as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2023.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Southland Holdings, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1100 Kubota Drive, Grapevine, Texas 76051.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Rudolph “Rudy” V. Renda. Mr. Renda is referred to herein as the “Reporting Person.”

(b) The business address of the Reporting Person is 1100 Kubota Drive, Grapevine, Texas 76051.

(c) The present principal occupation of the Reporting Person is serving as Co-Chief Operating Officer and Executive Vice President – Strategy and Special Projects of the Company.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 25, 2022, the Company (known prior to the Closing Date (as defined below) as Legato Merger Corp. II (“Legato II”)) entered into an Agreement and Plan of Merger, dated as of May 25, 2022 (the “Merger Agreement”), by and among the Company, Southland Holdings LLC, a Texas limited liability company (“Southland”), and Legato Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Legato II (“Merger Sub”).

On February 14, 2023 (the “Closing Date”), as contemplated by the Merger Agreement, Merger Sub merged with and into Southland, with Southland surviving as a wholly-owned subsidiary of the Company, and with the former members of Southland (“Southland Members) becoming securityholders of the Company (the “Merger”). The Merger and other transactions contemplated by the Merger Agreement are referred to collectively herein as the “Business Combination”, and the consummation of the Business Combination on the Closing Date is referred to herein as the “Closing”.

Pursuant to the Merger Agreement, at the Effective Time (as defined below), by virtue of the Merger and without any further action on the part of the parties to the Merger Agreement, each membership interest in Southland (“Southland Membership Interest”) (expressed as a percentage) issued and outstanding immediately before the effective time of the Merger (the “Effective Time”) was converted into and became the right to receive, among other things, (I) a number of shares of Common Stock of the Company (the “Per Membership Interest Merger Consideration”) equal to (a) (i) $343,000,000 divided by (ii) $10.15, multiplied by (b) such Southland Member’s percentage of all Southland Membership Interests issued and outstanding immediately prior to the Effective Time (i.e., 100%), and (II) the right to receive a number of shares of Common Stock of the Company (the “Earnout Merger Consideration”) equal to (a) (i) $105,000,000 divided by (ii) $10.15, multiplied by (b) such Southland Member’s percentage of all Southland Membership Interests issued and outstanding immediately prior to the Effective Time, upon the achievement of certain Adjusted EBITDA targets set forth in the Merger Agreement.

At Closing, the Company issued 33,793,111 shares of Common Stock of the Company to the Southland Members in exchange for their Southland Membership Interests as Per Membership Interest Merger Consideration (such shares of Common Stock, the “Merger Consideration Common Shares”). As Southland Members, (i) the Reporting Person was issued 3,379,311 Merger Consideration Common Shares, (ii) the Rudolph V. Renda, Jr. 2015 Irrevocable Trust was issued 1,351,725 Merger Consideration Common Shares, (iii) the Angelo Joseph Renda Trust was issued 675,863 Merger Consideration Common Shares, and (iv) the Lola Sofia Renda Trust was issued 675,863 Merger Consideration Common Shares. The Reporting Person may be deemed to have shared voting and/or dispositive power over the Merger Consideration Common Shares held by the Rudolph V. Renda, Jr. 2015 Irrevocable Trust, the Angelo Joseph Renda Trust and the Lola Sofia Renda Trust as Trustee of each such trust. The description of the Merger Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Merger Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Additionally, on the Closing Date, certain stockholders of Legato II (the “Legato Insiders”) entered into a letter agreement (the “Letter Agreement) with certain Southland Members (the “Recipients”). Pursuant to the Letter Agreement, the Legato Insiders agreed that, upon consummation of the transactions contemplated by the Merger Agreement (the “Transactions”), they would transfer to the Recipients an aggregate of 765,544 shares of Common Stock of the Company. In consideration of the foregoing, the Recipients agreed, in both their capacities as members of Southland and as officers and/or managers of Southland, to use their best efforts to cause Southland to close the Transactions. As a Recipient, the Reporting Person received 137,798 shares of Common Stock of the Company. The description of the Letter Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Letter Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Item 4.	Purpose of Transaction.

The securities covered by this Schedule 13D were acquired for investment purposes.

The Reporting Person currently serves as Co-Chief Operating Officer and Executive Vice President – Strategy and Special Projects of the Company. As an officer of the Company, the Reporting Person may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person retains the right to change his investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by the Reporting Person, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of the outstanding shares of Common Stock of the Company beneficially owned by the Reporting Person are as follows:

Aggregate amount beneficially owned:	6,220,560	(1) (2)
Percent of class:	14.0%	(3)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	3,379,311	(1)
Shared power to vote or direct the vote:	2,703,451	(2)
Sole power to dispose or direct the disposition:	3,379,311	(1)
Shared power to dispose or direct the disposition:	2,703,451	(2)

(1)	Represents 3,517,109 shares of Common Stock of the Company held directly by the Reporting Person.
(2)	Represents (i) 1,351,725 shares of Common Stock of the Company held by the Rudolph V. Renda, Jr. 2015 Irrevocable Trust, (ii) 675,863 shares of Common Stock of the Company held by the Angelo Joseph Renda Trust and (iii) 675,863 shares of Common Stock of the Company held by the Lola Sofia Renda Trust. The Reporting Person may be deemed to have shared voting and/or dispositive power over the shares of Common Stock of the Company held by the Rudolph V. Renda, Jr. 2015 Irrevocable Trust, the Angelo Joseph Renda Trust and the Lola Sofia Renda Trust as Trustee of each such trust.
(3)	Based on 44,407,831 shares of Common Stock of the Company outstanding on February 14, 2023 immediately following the consummation of the Business Combination, as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2023.

(c) As disclosed in Item 3 of this Schedule 13D, pursuant to the terms of the Merger Agreement, at Closing, the Company issued 33,793,111 Merger Consideration Common Shares to the Southland Members in exchange for their Southland Membership Interests based on a price of $10.15 per shares. As Southland Members, (i) the Reporting Person was issued 3,379,311 Merger Consideration Common Shares, (ii) the Rudolph V. Renda, Jr. 2015 Irrevocable Trust was issued 1,351,725 Merger Consideration Common Shares, (iii) the Angelo Joseph Renda Trust was issued 675,863 Merger Consideration Common Shares, and (iv) the Lola Sofia Renda Trust was issued 675,863 Merger Consideration Common Shares. The Reporting Person may be deemed to have shared voting and/or dispositive power over the Merger Consideration Common Shares held by the Rudolph V. Renda, Jr. 2015 Irrevocable Trust, the Angelo Joseph Renda Trust and the Lola Sofia Renda Trust as Trustee of each such trust.

Also as disclosed in Item 3 of this Schedule 13D, pursuant to the terms of the Letter Agreement, as a Recipient, the Reporting Person received 137,798 shares of Common Stock of the Company. Auch shares were transferred by the Legato Insiders as consideration for the Recipients’ agreement, in both their capacities as members of Southland and as officers and/or managers of Southland, to use their best efforts to cause Southland to close the Transactions

(d) Members of the Reporting Person’s immediate family members may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company held by the Angelo Joseph Renda Trust and the Lola Sofia Renda Trust.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As disclosed in Item 3 of this Schedule 13D, on May 25, 2022, the Company (known prior to the Closing Date as Legato II) entered the Merger Agreement, by and among the Company, Southland, and Merger Sub. At Closing, the Company issued 33,793,111 Merger Consideration Common Shares to the Southland Members in exchange for their Southland Membership Interests based on a price of $10.15 per share. As Southland Members, (i) the Reporting Person was issued 3,379,311 Merger Consideration Common Shares, (ii) the Rudolph V. Renda, Jr. 2015 Irrevocable Trust was issued 1,351,725 Merger Consideration Common Shares, (iii) the Angelo Joseph Renda Trust was issued 675,863 Merger Consideration Common Shares, and (iv) the Lola Sofia Renda Trust was issued 675,863 Merger Consideration Common Shares. The Reporting Person may be deemed to have shared voting and/or dispositive power over the Merger Consideration Common Shares held by the Rudolph V. Renda, Jr. 2015 Irrevocable Trust, the Angelo Joseph Renda Trust and the Lola Sofia Renda Trust as Trustee of each such trust. Pursuant to the Merger Agreement, the Southland Members, including the Reporting Person, also have the right to receive the Earnout Merger Consideration upon the achievement of certain Adjusted EBITDA targets set forth in the Merger Agreement. The description of the Merger Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Merger Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Also as disclosed in Item 3 of this Schedule 13D, on the Closing Date, the Legato Insiders entered into the Letter Agreement with the Recipients. Pursuant to the Letter Agreement, the Legato Insiders agreed that, upon consummation of the Transactions, they would transfer to the Recipients an aggregate of 765,544 shares of Common Stock of the Company. In consideration of the foregoing, the Recipients agreed, in both their capacities as members of Southland and as officers and/or managers of Southland, to use their best efforts to cause Southland to close the Transactions. As a Recipient, the Reporting Person received 137,798 shares of Common Stock of the Company. The description of the Letter Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Letter Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Concurrently with the execution of the Merger Agreement, each of the Southland Members entered into an agreement (“Lock-Up Agreement”) not to transfer the Merger Consideration Common Shares received by such Southland Member pursuant to the Merger Agreement until six (6) months from the Closing, subject to certain exceptions. The Lock-Up Agreement shall not apply to any shares of Common Stock received by the Southland Members as Earnout Merger Consideration pursuant to the terms of the Merger Agreement. The description of the Lock-Up Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Lock-Up Agreement, the form of which is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

In connection with the Business Combination, on the Closing Date, that certain Registration Rights Agreement, dated November 22, 2021, was amended and restated and the Company, certain Southland Members, the Company’s stockholders prior to its initial public offering (the “Initial Stockholders”), including each of Legato II’s officers and directors, and EarlyBirdCapital, Inc. (“EBC”) entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, among other things, the Company will, within 45 days after the Closing Date, file a registration statement on Form S-1 to register for resale under the Securities Act the shares of Common Stock issued or issuable in connection with the Merger, the shares of Common Stock held by the Initial Stockholders or issuable upon the exercise of the Company’s warrants, each whole warrant to purchase one share of Common Stock for $11.50 per share (the “Warrants”), held by the Initial Stockholders (or their transferees) as of immediately after the Closing Date, and the shares of Common Stock and units issued to EBC (and its designees) in connection with the Company’s initial public offering. The material terms of the Amended and Restated Registration Rights Agreement are described in the definitive proxy statement/prospectus for the Business Combination, filed by Legato II on February 1, 2023 in the section entitled “Proposal No. 1 - The Business Combination Proposal - The Merger Agreement - Related Agreements”. The description of the Amended and Restated Registration Rights Agreement contained in this Schedule 13D does not purport to be complete and is qualified in its entirety by the text of the Amended and Restated Registration Rights Agreement, which is filed as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
1	Agreement and Plan of Merger, dated as of May 25, 2022, by and among Legato II, Merger Sub, and Southland (incorporated by reference to Exhibit 2.1 to Legato II’s Current Report on Form 8-K filed with the SEC on May 25, 2022).
2	Letter Agreement (incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2023).
3	Form of Lock-Up Agreement, dated as of May 25, 2022, by and between Legato II and certain Southland Members (incorporated by reference to Exhibit 10.1 to Legato II’s Current Report on Form 8-K filed on May 25, 2022).
4	Amended and Restated Registration Rights Agreement, dated as of February 14, 2023, by and between the Company, certain Southland Members, the Initial Stockholders and EBC (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2023

/s/ Rudolph “Rudy” V. Renda
Rudolph “Rudy” V. Renda